May 23, 2006

Mr. David Marshall
Chief Executive Officer
Santa Monica Media Corp.
9229 Sunset Boulevard, Suite 505
Los Angeles, CA 90069

> **Re: Santa Monica Media Corp.**
> **Amendment 2 to Registration Statement on**
> **Form S-1**
> **File No. 333-128384**
> **Filed on April 21, 2006**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or

whether any other of such conditions may be revised after the offering is effective. We may have further comment.

Registration Statement Cover Page

2.   We note the increase in the common stock being registered in this offering. The new filing fee would only apply to the shares being added. The initial filing fee, $117.70 applies to the shares included in the initial registration statement. Please revise the fee table accordingly.

3.   Rule 416 may not cover the adjustments contemplated by the warrants, and an "indeterminate number of shares" cannot be registered. Please revise the footnote language to clarify what Rule 416 covers or delete the reference.

Prospectus Summary, page 1

4.   We note your response to prior comment 2 of our letter dated January 6, 2006 that the existing shareholders and the private placement purchaser will be subject to a lock-up agreement. Please file the lock-up agreements as exhibits.

5.   Please specify the limited exceptions on the transfer of the warrants currently outstanding.

Risk Factors, page 10

6.   We continue to note that risk factor five states your CEO and executive officers will be personally liable under "certain circumstances." Please clearly spell out those circumstances, rather than state the generic term "certain," which is not clear to investors. Revise disclosure elsewhere in the prospectus, as appropriate.

7.   We note the disclosure in risk factor five regarding third party claims against the trust account. It appears that provisions under Delaware General Corporation Law would apply even after liquidation. Please clarify whether you intend to comply with the procedures in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations … (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation …, are likely to arise or to become known to the corporation … within 10 years after the date of dissolution." Please provide us with a legal

analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. Discuss those steps that must be taken to liquidate and dissolve the company. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

8. We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($7.70 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the potential effect of Section 281(b) of Delaware General Corporation Law.

9. Please disclose all steps the company has taken to confirm that your CEO and executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

10. We note the disclosure in risk factor 15 that you may seek a business combination with an entity directly or indirectly affiliated with your existing stockholders. Please specifically name those entities that are affiliated with your existing stockholders that are in the industries being considered and the nature of the affiliation. Discuss whether the existing stockholders are aware of any potential business opportunities with these affiliated entities. Explain when you would consider such business opportunities. For example, will you consider affiliated transactions from the beginning or will you only consider them after you have searched other companies? We may have further comment.

Use of Proceeds, page 21

11. Please revise the use of proceeds table to include the use of the up to $2 million in interest from the trust. We may have further comment.

12. Please state the current interest accrued on the $240,000 loan and include in the use of proceeds table.

Proposed Business, page 28

13. Since you have not yet identified a target business, certain statements in this section appear speculative. For example, we note the statement that "this knowledge and experience [of management] will assist in unlocking growth for potential business targets requiring new technology as well as those possessing new technology but are unable to market it effectively." We also note the reference to companies in the target market potentially being "undercapitalized,

inefficiently capitalized or lacking access to strategic opportunities that could lead to growth. Given the present lack of potential target businesses, such statements are speculative. Please revise the disclosure throughout this section accordingly.

14.   Please provide the basis for the statements that management has demonstrated their ability to achieve high growth in emerging businesses and that the growth was driven by "management's keen ability to increase customer base, penetrate new markets," etc. Also, clarify whether you intend to target emerging businesses. If so, given that this is an offering for $150 million, and the target business must have a value of at least 80% of the proceeds of the offering, please explain how you plan to find an emerging company with a value of at least 80% of $150 million. Provide the basis for other statements of management in the discussion of your competitive advantages. We may have further comment.

15.   We note you refer to effecting a business combination with a financially unstable company or a company in its early stage of development or growth. Please explain whether you plan to target these types of companies. If so, please explain how you plan to meet the requirement that the business have a value of at least 80% of the net assets in the trust. We may have further comment.

16.   Please revise the use of proceeds section to discuss the payment of finders' fees or other arrangements with entities to help you find a target business.

17.   We note that you expect you may be contacted by unsolicited parties regarding potential target businesses. Please clarify whether you have been contacted to date.

18.   Reconcile the disclosure regarding the intent of management to stay following a business combination with the disclosure in the risk factors section, where you state you expect most of your management to stay with the company following a business combination. Please specifically name those individuals that intend to stay with the company following a business combination.

19.   Given that management will be negotiating the business combination at the same time as they are negotiating individuals compensation arrangements, please explain the basis for the statement that "the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination." It appears this may be a significant factor in such determinations.

20.   We note that members of the advisory board may be paid consulting, management or other fees from a target business, including one with which they have a relationship. Reconcile with the disclosure on page 45 that the members of the advisory board will not receive compensation of any kind from the company.

Also, if you may enter into a business combination with an entity affiliated with members of your advisory board, clearly disclose and include in the risk factors section. Name those companies affiliated with members of the advisory board that are in the industries you are searching for a potential target. Disclose the nature of the affiliation and clarify whether members of the advisory board are aware of any potential business opportunities that may arise from these entities. We may have further comment.

Management, page 36

21.   Please provide the complete business experience for each member of management for the past five years, or for such longer period as management voluntarily discloses. For example, please disclose Mr. Marshall's business activities from 1999 to 2002 and from September 2002 to the present. Also, provide the complete business experience for each member of the advisory board.

22.   Please provide the beginning and ending dates of employment for each item listed in their business experience.

23.   Name the two start-up companies that Mr. Sassa is currently involved with, state the beginning date of employment and disclose the nature of his involvement.

Principal Stockholders, page 42

24.   Each beneficial owner is deemed to be the beneficial owner of the entire amount held by an affiliated entity. Therefore, please revise the table and footnote 2 to indicate that each individual is deemed the beneficial owner of the entire amount held by Santa Monica Capital Partners LLC.

25.   We note the disclosure in footnote two that the percent of ownership by the beneficial owners of Santa Monica Capital Partners LLC will change after the offering and private placement. Please explain the reason the ownership in Santa Monica Capital Partners LLC will change.

Underwriting, page 50

26.   Please clearly explain the "other conditions" to the obligations of the underwriters in the underwriting agreement.

27.   Please explain the statement that "if all of the units are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms." Furthermore, please reconcile with the statement that "the underwriters are obligated to purchase all of the units … if they purchase any of the units. Lastly, in light of the above statement, please explain how this is a firm

commitment offering and provide an analysis as to why Rule 419 of Regulation C would not apply. Please advise or revise. We may have further comment.

28.   We note that the representatives may engage in any electronic offer, sale or distribution of the shares. Please describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

29.   Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

30.   Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements, page F-1
Note 1 – Organization, Business Operations & Significant Accounting Policies, page F-7

31.   We note that a volatility assumption of 28.8% was used to value the UPO, compared to 52% in the previous amendment. Please tell us how you determined the revised volatility assumption in accordance with the guidance in paragraph A22 of FAS 123(R). To the extent that the volatility assumption was based on similar public entities, tell us the names of the specific companies, their market capitalizations and historical daily volatilities. Expand your disclosures to

provide more details regarding how the volatility assumption was determined and why management believes that the assumption is reasonable .

Note 7 – Common Stock and Warrants, page F-10

32. We note that the proceeds from the sale of the founder units were classified as equity. Please tell us how you evaluated the guidance in EITF 00-19 and if applicable, EITF 05-04, to determine that the warrants were properly classified as equity. We note that no consensus has been reached by the EITF on Issue 05-04. However, if applicable please clarify how you considered the guidance in EITF 05-04 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-04.

33. Please file the warrant agreement relating to the founder units as a material contract exhibit in accordance with Item 601 of Regulation S-K.

34. We note your disclosure regarding registration rights on page 57. Please file the registration rights agreement(s) as material contract exhibits in accordance with Item 601 of Regulation S-K. Disclose the material terms of the registration rights agreement(s) in the footnotes to the financial statements. We may have additional comments after reviewing your response.

35. We note your disclosure regarding the transfer of 458,232 units by your major shareholder in August 2005 and April 2006, and your disclosure under Item 15 on page II-4 regarding the issuance by your major shareholder of 5.3% of its membership interests to Mr. Baradaran. Please tell us the date of each transfer, the transferee, the consideration received by your major shareholder, and the relationship of each transferee to the Company and to your major shareholder.

36. We note that when shares are transferred by a principal stockholder to settle an obligation of the registrant, or in exchange for services received by the registrant, the economic substance of the transaction is a capital contribution by the shareholder for the payment of the registrant's expenses. In such cases, Staff Accounting Bulletin Topic 5.T. requires an expense to be recorded equal to the fair value of the shares transferred. With respect to each subsequent transfer of shares by your major shareholder outlined above, please tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T.

37. Please reconcile your disclosure under Item 15 to your prior disclosure in Amendment No. 1 filed on 12/6/05. We note that the prior disclosure details the transfer of 500,000 units, prior to any adjustment for the subsequent 1.2-1 stock split.

Exhibit 4.4, Form of Unit Purchase Option

38.   We note your response to prior comment 11. Please note that we will need to review the amended UPO agreement, as well as your responses to any additional comments regarding the agreement, before the registration statement can be declared effective.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: David L. Ficksman, Esq.
        Fax: (310) 201-4746